SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.
CNPJ n.º 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MANAGEMENT’S PROPOSAL FOR 2009 NET PROFIT ALLOCATION

The management of Gol Linhas Aéreas Inteligentes S.A. (“Company”) calculated the profit for fiscal year 2009 in the amount of R$ 858,466 thousand, which after deduction of the accumulated loss for fiscal year 2008, in the amount of R$ 76,000 thousand, resulted in a net profit for fiscal year 2009 of R$ 782,466 thousand (2009 Net Profit), proposed to be allocated as follows:

1 – Legal Reserve

As set forth in art. 193 of Law 6.404/76, as amended, five per cent (5%) of the 2009 Net Profit, equivalent to R$ 39,123 thousand, shall be allocated to the Legal Reserve, which shall not exceed 20% (twenty per cent) of the Company's paid up capital.

2 – Dividends

In compliance with the provisions set forth in the Company’s Bylaws, and in art. 202 of Law 6.404/76, as amended, this management, based on the adjusted 2009 Net Profit, hereby proposes the distribution of dividends in the amount of R$185,839 thousand, to preferred and common shares of the Company, ensuring the shareholders the right to payment of minimum dividends of 25% of the net profit for the fiscal year1as detailed below. The dividends were already declared by the Board of Directors at the meeting held on March 11, 2010 and will be paid on April 16, 2010. The record date for payment of dividends is set at March 29, 2010,

___________________________
1 Company’s Bylaws:
ARTICLE 26- From the results of the fiscal year, occasional accumulated losses and income tax provision shall be deducted from the results of the fiscal year prior to any participation.
1st Paragraph - Over the remaining profit calculated as described in this Section's mainline, the statutory participation of the Managers shall be calculated to the maximum extent permitted by law.
2nd Paragraph - The net profit of the fiscal year after the deduction referred to in the previous paragraph, shall be applied as follows:
a) 5% (five per cent) for the legal reserve until it reaches 20% (twenty per cent) of the Company's paid up capital;
b) 25% (twenty-five per cent) of the balance of the net profit of the fiscal year, after the deduction referred to in the previous paragraph and adjusted pursuant to Section 202 of Law No. 6.404/76, shall be used to pay mandatory dividend to all of its shareholders;
c) every time the amount of the minimum dividend is greater than the amount of the realized part of the fiscal year, he administration may suggest, and a Shareholders' Meeting approve, the destination of the excess to the constitution of profit reserve to be realized, pursuant to Section 197 of Law No. 6.404/76; and d) the remaining balance shall have the destination attributed to it by the Board of Directors, provided it has been approved during the Shareholders' Meeting, or it has not been decided otherwise.

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	Dividends (R$ million)	Gross value per share	Net value per share(1)	Total value to be distributed (in million(2))	Amount of shares (in million)	Distribution ratio(3)

2009(4)	185.8	0.70	0.70	185.8	265.2	25.0%

2008	36.2	0.18	0.18	36.2	201.4	n/a

2007
1st Quarter/07	8.1	0.22	0.19	38.2	196.0	25.0%
2nd Quarter/07	-	0.16	0.14	27.2	196.2	29.2%
3rd Quarter/07	32.6	0.32	0.29	57.7	196.2	26.1%
4th Quarter/07	16.6	0.22	0.20	39.5	196.2	21.5%

Total	57.3	0.92	0.83	162.6	n/a	25.0%

1.	The per share payment represents the total amount to be distributed after deduction of 15% Withholding Income Tax levied only on interest on the own capital.
2.	Total amount to be distributed after deduction of 15% Withholding Income Tax levied only on interest on the own capital.
3.	The distribution ratio represents the total net amount to be distributed per share divided by the base profit for calculation of the minimum mandatory dividend.
4.	In addition to the dividends already declared, it wont´ be suggested to the Annual General Meeting any additional distributions, but only the confirmation of the distributions already made.

3 – Profit Reserve

In conformity with the Company’s Bylaws, the management hereby also proposes the remaining balance of the Net Profit, in the amount of R$ 557,504 thousand, to be held in the Profit Reserve account, in order to be used for fleet expansion projects and other investments, as described in the Company’s Budget Plan.

4 – Briefly:

This proposal covers the following allocation of the net profit for fiscal year 2009:

2

SOURCES	R$
Profit for fiscal year 2009	858,466
Deduction of the accumulated loss for fiscal year 2008	(76,000)

Net profit for fiscal year 2009	782,466

DESTINATIONS
Legal reserve	39,123
Profit reserve	557,504
Dividends	185,839

782,466

Therefore, we hereby submit our proposal.

São Paulo, March 30, 2010.

THE MANAGEMENT

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.